SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D. C.  20549



                                    FORM 11-K



          (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
               For the fiscal year ended December 31, 1993 or

          ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE
               REQUIRED)
                         For the transition period from
                                       to


                                                       Commission
                                                       File Number
                                                       -----------
Central Illinois Public Service Company                  1-3672
CIPSCO Incorporated                                      1-10628



                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                        EMPLOYEE LONG-TERM SAVINGS PLAN,
                EMPLOYEE LONG-TERM SAVINGS PLAN-IUOE NO. 148 AND
                  EMPLOYEE LONG-TERM SAVINGS PLAN-IBEW No. 702
                                  (the "Plans")



                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                 (the "Company")

                               CIPSCO INCORPORATED
                                   ("CIPSCO")

                              607 East Adams Street
                          Springfield, Illinois  62739
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         MASTER LONG-TERM SAVINGS TRUST

                                TABLE OF CONTENTS





Report of Independent Public Accountants                             1


Statements of Net Assets Available for Benefits                      2


Statements of Changes in Net Assets Available for Benefits           3


Notes to Comparative Financial Statements                         4- 9


Allocation of Changes in Net Assets Available for Benefits       10-16


Supplemental Schedules                                           17-20


Signature                                                           21


Consent of Independent Public Accountants                           22

























                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Central Illinois Public
Service Company:

We have audited the accompanying statements of net assets available for benefits of the CENTRAL ILLINOIS PUBLIC SERVICE COMPANY MASTER LONG-TERM SAVINGS TRUST (which includes the Central Illinois Public Service Company Employee Long-Term Savings Plan and the Central Illinois Public Service Company Employee Long-Term Savings Plans, IUOE No. 148 and IBEW No. 702) as of December 31, 1993 and 1992, and the related statements of changes in net assets avail-able for benefits for each of the three years in the period ended December 31, 1993. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and the schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Central Illinois Public Service Company Master Long-Term Savings Trust as of December 31, 1993 and 1992, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of allocation of changes in net assets available for benefits is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental schedule of reportable transactions and schedule of assets held for investment purposes are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                        ARTHUR ANDERSEN & Co.
Chicago, Illinois,
June 23, 1994


                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         MASTER LONG-TERM SAVINGS TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1993 AND 1992


                                                  1993           1992
                                                  ____           ____
  Investments, at market (Notes 1 and 2):

    CIPSCO Common Stock Fund                 $ 17,612,460   $ 15,516,246

    Bond Index Fund                             4,401,091      3,292,030

    Standard & Poor's (S&P's) 500 Equity
    Index Fund                                  9,756,921      7,482,736

    Money Market Fund                           6,713,613      7,450,338

    Growth Equity Fund                         12,375,722      9,224,621

    Participant Loans Fund                      1,574,891      1,453,003
                                              ___________    ___________

       Total investments                       52,434,698     44,418,974

  Receivables:

  Securities Sold                                  72,633          -
  Payroll withholdings (Note 2)                    76,611         77,610
  Interest and Dividends                           34,864         31,829
                                              ___________    ___________

       Total assets                            52,618,806     44,528,413
                                              ___________    ___________
Liabilities:

  Securities Purchased                            750,015        650,435
                                              ___________    ___________

Net assets available for benefits            $ 51,868,791   $ 43,877,978
                                              ===========    ===========


The accompanying notes to comparative financial statements are an integral part of these statements.










                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         MASTER LONG-TERM SAVINGS TRUST
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
              FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991


                                        1993           1992           1991
                                        ____           ____           ____
Additions:

  Employee contributions           $  6,406,315   $  5,451,857   $  4,703,981

  Investment income                   2,083,025      1,813,565      1,702,211

  Realized gains (losses) on sales
  of investments (Note 2)              (321,431)      (219,222)       270,476

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)             1,794,518      2,216,231      5,321,236
                                    ___________    ___________    ___________

                                      9,962,427      9,262,431     11,997,904

Deductions:

  Distributions to former
  participants (Note 1)               1,971,614      1,715,376      1,388,312
                                    ___________    ___________    ___________

Net increase                          7,990,813      7,547,055     10,609,592

Net assets available for benefits
  Beginning of period                43,877,978     36,330,923     25,721,331
                                    ___________    ___________    ___________

  End of period                    $ 51,868,791   $ 43,877,978   $ 36,330,923
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of these statements.














                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         MASTER LONG-TERM SAVINGS TRUST
                    NOTES TO COMPARATIVE FINANCIAL STATEMENTS


(1)  Summary of Plans' Provisions
     ____________________________

     - Description of Plans

          The Central Illinois Public Service Company Master Long-Term Savings Trust (the "Master Trust") was established April 1, 1985 to serve as the funding medium for the Central Illinois Public Service Company Employee Long-Term Savings Plan (the "Executive and Wage and Salary Plan"), the Central Illinois Public Service Company Employee Long-Term Savings Plan - IUOE No. 148 (the "IUOE Plan") and the Central Illinois Public Service Company Employee Long-Term Savings Plan - IBEW No. 702 (the "IBEW Plan") (collectively, the "Plans"). The Plans, defined contribution plans subject to the Employee Retirement Income Security Act of 1974 (ERISA), were adopted to provide a systematic means by which certain eligible employees of Central Illinois Public Service Company (an Illinois corporation and a subsidiary of CIPSCO Incorporated) (CIPS or the "Company") and affiliated employers adopting a Plan (collectively, the "Employers") may adopt a regular savings program and to provide federal income tax benefits resulting from participation in the Plans. Except for eligibility requirements and Participants' ability to make rollover contributions under the Executive and Wage and Salary Plan effective January 1, 1993, the Plans are substantially identical. Participants should refer to the appropriate plan agreement for a more complete description of the plans' provisions.

     - Plan Administration

          The Plans are administered by separate committees (the "Committees"), which currently consist of five members approved by the Company. The Committees have the power to adopt rules and regulations as deemed necessary or advisable to carry out the Plans in accordance with their terms. No member of the Committees who is an employee of the Company may receive any remuneration for services in the capacity as a member of the Committees. The Boston Safe Deposit and Trust Company, (the "Trustee") acts as trustee under the Master Trust.













          All expenses to administer the Plans, including the fees and expenses of the Trustee, are paid by the Company, except as provided in the Plans. All transaction fees of an investment fund are paid from the assets of that investment fund.

     - Investment Funds

          The Plans provide for the following Investment Funds (the "Funds"):

          The CIPSCO Common Stock Fund invests in CIPSCO common stock which it purchases on the open market from time to time. The Boston Safe Deposit and Trust Company, as Trustee, handles the purchases and sales of CIPSCO common stock.

          The Bond Index Fund invests in the Wells Fargo Bank Bond Index Fund, which is a stratified sample of bonds from the Lehman Brothers Government/Corporate Bond Index (the "Bond Index"). The Bond Index is comprised primarily of U.S. Government, U.S. Agency and corporate bonds.

          The S&P's 500 Equity Index Fund invests in the Wells Fargo Equity Index Fund. The objective of this fund is to match returns of the Standard & Poor's 500 Composite Index with a high degree of accuracy.

          The Money Market Fund invests in the Boston Safe Deposit and Trust Company's Daily Income Fund, which provides for investment and reinvestment in short-term marketable, fixed-income obligations. Investments consist primarily of repurchase agreements backed by U.S. Government guaranteed collateral, high grade commercial paper, certificates of deposit, bankers' acceptances and U.S. Treasury and Government Agency short-term obligations.

          The Growth Equity Fund invests in a separately managed portfolio consisting primarily of diversified stocks and cash equivalents managed by Investment Advisers, Inc.

          The Participant Loan Fund consists of amounts loaned to participants as provided for in the Plans.

     - Employee Eligibility

          Each employee of the Employers receiving regular salary or wages who has completed one year of service (defined as a twelve month period during which an employee has completed at least 1,000 hours of service) and has attained the age of 21 is eligible to become a Participant. Eligible employees who are part of the Local 148 or Local 702 bargaining unit may participate in the IUOE Plan or IBEW Plan, respectively, and all other eligible employees may participate in the Executive and Wage and Salary Plan.






          As of December 31, 1993 (1992 and 1991), each fund had the following number of participants: CIPSCO Common Stock - 1,656 (1,579 and 1,052), Bond Index - 686 (621 and 429), S&P's 500 Equity Index - 1,214 (1,129 and 803), Money Market - 710 (765 and 737), Growth
          Equity - 1,303 (1,196 and 754).

     - Plan Contributions

          The Plans permit a Participant to make contributions to the applicable Plan through payroll reductions from 1% to 15% of the Participant's compensation (as defined) from the Employers. The Tax Reform Act of 1986 limited the maximum annual amount that may be contributed by a Participant to $8,994 in 1993. In 1994 the maximum amount will be $9,240. The Employers transfer to the Master Trust the amount designated by the Participant as the payroll reduction from compensation. The amount so designated is credited to an account established for the Participant (the "Participant's Account") and is invested as directed by the Participant in one or more investment funds. Contributions made are transferred at least semi-monthly to the trustee. The Plans have no provisions for matching funds from the Employers. Effective January 1, 1993, employees eligible to participate in the Executive and Wage and Salary Plan may make qualifying rollover contributions of amounts received as a distribution from a prior employer's plan. Such contributions are also credited to the Participant's account and invested in accordance with the Participant's directions.

          The amounts in a Participant's Account are fully vested at all times.

          By filing written instructions semi-annually (quarterly effective April 1, 1993) with the respective Committees in accordance with the Plans, a Participant may suspend contributions to the Plan, change the percentage of payroll reductions, or change investment elections among the Funds for amounts already contributed to or on deposit in the Participant's Account and/or for future contributions.

     - Plan Withdrawals/Loans

          No withdrawals from a Participant's Account are permitted while the Participant continues to be employed by the Employers except that, upon compliance with the provisions of the Plan, one withdrawal may be made each year in limited cases of financial hardship. In addition, Participants in the Executive and Wage and Salary Plan may make quarterly withdrawals of their rollover contributions and earnings thereon.

          Upon the application of a Participant, the applicable Committee may, in its discretion and in compliance with the Plan, direct the Trustee to make a loan to the Participant from the Participant's Account upon such terms as the Committee shall specify. Participant loans are maintained in the Participant Loan Fund. As of December 31, 1993 (1992 and 1991), 328 (311 and 243) Participants had loans outstanding.



     - Participant Distributions

          Upon termination of employment for any reason, a Participant will be entitled to receive the balance in the Participant's Account less the unpaid amount of any loan to the Participant (including accrued interest). Generally, distributions will be made in a lump sum. Certain qualifying Participants may receive their distribution in installments. Certain distributions may be deferred until the Participant reaches age 70 1/2, dies, or requests earlier distribution (whichever occurs first).

          Amounts to be withdrawn by participants, but not yet paid by the Plan are included in net assets available for benefits. Amounts to be withdrawn by participants, but not yet paid by the plan as of December 31, 1993 and 1992 are as follows:

                                                     1993           1992
                                                     ____           ____

          CIPSCO Common Stock Fund                $ 46,471       $211,117
          Bond Index Fund                           15,909         33,983
          S&P's 500 Equity Index Fund               21,385         26,321
          Money Market Fund                         76,143        302,168
          Growth Equity Fund                        21,312         36,339
                                                   _______        _______

               Total                              $181,220       $609,928
                                                   =======        =======

(2)  Summary of Significant Accounting Policies
     __________________________________________

     The financial statements of the Master Trust are prepared on the accrual basis of accounting.

     Payroll withholdings represent contributions and employee loan repayments which are owed to the Plans as of December 31 resulting from accrued payroll.

     Investments in the CIPSCO Common Stock Fund are valued at the year-end published market prices. Investments in the Equity Funds and Bond Index Fund are valued at net asset market value including accrued income on the last business day of each month. Investments in the Money Market Fund are valued at cost plus accrued income.

     The change in unrealized appreciation (depreciation) on investments represents the difference between market value as of the valuation date as compared to the value of the assets at the beginning of the plan year or at time of purchase during the year; no actual sales have taken place. Realized gains (losses) result from actual sales of investments in excess of or below the value of the assets at the beginning of the plan year or at time of purchase during the year.





(3)  Tax Status of the Plans
     _______________________

     The Plans are intended to qualify as deferred compensation plans under sections 401(a) and 401(k) of the Internal Revenue Code of 1986. Qualification of the Plans means that a Participant will not be subject to federal income taxes on amounts contributed to the Participant's Account, or the earnings or appreciation thereon, until such amounts either are withdrawn by the Participant or are distributed to the Participant or a beneficiary in the event of the Participant's death. Contributions to a Participant's Account reduce the gross income of the Participant for federal income tax purposes to the extent of the contributions. The Company received favorable determination letters from the Internal Revenue Service dated March 7, 1986 concerning qualification of the Plans (Executive and Wage and Salary Plan and the IUOE Plan) under federal income tax regulations. In addition, the Company also received a favorable determination letter from the Internal Revenue Service dated December 8, 1986 concerning qualification of the Master Long-Term Savings Trust under federal income tax regulations. The Company will apply for a determination letter from the Internal Revenue Service concerning qualification of the IBEW Plan under federal income tax laws and regulations by December 31, 1994. The Company will also apply for new determination letters by December 31, 1994 for the other plans due to plan amendments required by changes in the law. However, management believes that the plans are currently designed and being operated in compliance with requirements of the Internal Revenue Code and that the trust is tax exempt as of the financial statement date.

     Discussions of the federal income tax consequences of the Plans, including consequences on distribution of a Participant's Account, are contained in the Company's Employee Long-Term Savings Plan Prospectus (dated August 24,
     1992).

(4)  Investments
     ___________

     The following table presents investments. Investments that represent 5 percent or more of the plan's net assets available for benefits at year end are identified separately.















                                                       December 31,
                                                  1993           1992
                                                  ____           ____
Investments at Fair Value as
  Determined by Quoted Market Price

  Common Stocks:
    CIPSCO Inc.                              $ 17,068,802   $ 14,982,795
    Other Companies                            11,212,041      8,488,925
                                              ___________    ___________
    Total Corporate Stock - Common             28,280,843     23,471,720
                                              ___________    ___________
  Common/Collective Trusts:
    WFB Equity Index Fund                       9,601,582      7,416,403
    WFB Govt/Corp Bond Index Fund               4,334,817      2,849,792
    TBC Inc. Pooled Employee Funds
      Daily Liquidity Fund                      8,479,314      8,666,932
    Other                                         163,251        424,732
                                              ___________    ___________
    Total Common/Collective Trusts             22,578,964     19,357,859
                                              ___________    ___________
Cash                                                    -        136,437
401(k) CIPS Employee Loans to
  Various Participants                          1,574,891      1,452,958
                                              ___________    ___________

Total Investments                            $ 52,434,698   $ 44,418,974
                                              ===========    ===========

(5)  Supplemental Schedules
     ______________________

     The supplemental "Schedule of Reportable Transactions" and "Schedule of Assets Held for Investment Purposes" are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The "Schedule of Reportable Transactions" discloses any transaction or series of transactions in excess of 5% of the current value of plan assets at the beginning of year and the "Schedule of Assets Held for Investment Purposes" is a detailed listing of investments held at year-end.














                                                                      (1 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         MASTER LONG-TERM SAVINGS TRUST
           ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        TWELVE MONTHS ENDED DECEMBER 31,



                                             CIPSCO Common Stock Fund
                                        __________________________________
                                        1993           1992           1991
                                        ____           ____           ____
Additions:

  Employee contributions           $  2,110,858   $  1,798,226   $  1,403,603

  Loans to employees                   (250,611)      (300,224)      (301,300)

  Investment income                   1,014,955        880,345        751,654

  Realized gains on sale of
  investments (Note 2)                  263,824        100,149        147,365

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)              (138,783)       875,264      2,412,152

  Net transfers between funds          (620,271)       (66,670)       123,217
                                    ___________    ___________    ___________
                                      2,379,972      3,287,090      4,536,691
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees       (252,549)      (213,332)      (119,835)

  Distributions to former
  participants (Note 1)                 683,386        708,499        597,747
                                    ___________    ___________    ___________
                                        430,837        495,167        477,912
                                    ___________    ___________    ___________

Net increase                          1,949,135      2,791,923      4,058,779

Net assets available for benefits
  Beginning of period                15,011,376     12,219,453      8,160,674
                                    ___________    ___________     __________
  End of period                    $ 16,960,511   $ 15,011,376   $ 12,219,453
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                      (2 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         MASTER LONG-TERM SAVINGS TRUST
           ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        TWELVE MONTHS ENDED DECEMBER 31,



                                                 Bond Index Fund
                                        __________________________________
                                        1993           1992           1991
                                        ____           ____           ____
Additions:

  Employee contributions           $    551,033   $    411,987   $    349,595

  Loans to employees                    (69,213)       (58,521)       (59,978)

  Investment income                     263,520        205,438        196,884

  Realized gains (losses) on sale
  of investments (Note 2)                     -         (4,002)         2,233

  Change in unrealized
  appreciation (depreciation)
  on investments (Note 2)               114,490         (5,408)       165,206

  Net transfers between funds           267,788        102,826       (102,269)
                                    ___________    ___________    ___________
                                      1,127,618        652,320        551,671
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees        (67,883)       (39,319)       (23,322)

  Distributions to former
  participants (Note 1)                  88,933         55,873         86,099
                                    ___________    ___________    ___________
                                         21,050         16,554         62,777
                                    ___________    ___________    ___________

Net increase                          1,106,568        635,766        488,894

Net assets available for benefits
  Beginning of period                 3,289,716      2,653,950      2,165,056
                                    ___________    ___________     __________
  End of period                    $  4,396,284   $  3,289,716   $  2,653,950
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                      (3 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         MASTER LONG-TERM SAVINGS TRUST
           ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        TWELVE MONTHS ENDED DECEMBER 31,



                                           S&P's 500 Equity Index Fund
                                        __________________________________
                                        1993           1992           1991
                                        ____           ____           ____
Additions:

  Employee contributions           $  1,291,848   $  1,037,871   $    919,365

  Loans to employees                   (156,865)      (176,014)       (98,391)

  Investment income                     244,228        205,103        179,407

  Realized gains on sale of
  investments (Note 2)                        -            639         27,757

  Change in unrealized
  appreciation on investments
  (Note 2)                              577,769        321,181      1,214,514

  Net transfers between funds           316,280       (265,408)      (389,642)
                                    ___________    ___________    ___________
                                      2,273,260      1,123,372      1,853,010
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees       (148,141)      (112,100)       (80,140)

  Distributions to former
  participants (Note 1)                 150,181        129,951        111,896
                                    ___________    ___________    ___________
                                          2,040         17,851         31,756
                                    ___________    ___________    ___________

Net increase                          2,271,220      1,105,521      1,821,254

Net assets available for benefits
  Beginning of period                 7,459,646      6,354,125      4,532,871
                                    ___________    ___________     __________
  End of period                    $  9,730,866   $  7,459,646   $  6,354,125
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                      (4 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         MASTER LONG-TERM SAVINGS TRUST
           ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        TWELVE MONTHS ENDED DECEMBER 31,



                                                Money Market Fund
                                        __________________________________
                                        1993           1992           1991
                                        ____           ____           ____

Additions:

  Employee contributions           $    670,408   $    832,668   $    956,214

  Loans to employees                   (100,584)      (351,046)      (178,269)

  Investment income                     216,905        256,116        368,534

  Net transfers between funds          (708,455)       300,860        562,485
                                    ___________    ___________    ___________
                                         78,274      1,038,598      1,708,964
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees       (156,950)      (124,359)       (93,460)

  Distributions to former
  participants (Note 1)                 847,362        633,818        429,178
                                    ___________    ___________    ___________
                                        690,412        509,459        335,718
                                    ___________    ___________    ___________

Net increase (decrease)                (612,138)       529,139      1,373,246

Net assets available for benefits
  Beginning of period                 7,337,332      6,808,193      5,434,947
                                    ___________    ___________     __________
  End of period                    $  6,725,194   $  7,337,332   $  6,808,193
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.








                                                                      (5 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         MASTER LONG-TERM SAVINGS TRUST
           ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        TWELVE MONTHS ENDED DECEMBER 31,



                                               Growth Equity Fund
                                        __________________________________
                                        1993           1992           1991
                                        ____           ____           ____
Additions:

  Employee contributions           $  1,782,168   $  1,371,105   $  1,075,204

  Loans to employees                   (156,427)      (186,995)       (93,662)

  Investment income                     187,537        131,254        116,692

  Realized gains (losses) on sale
  of investments (Note 2)              (585,255)      (316,008)        93,121

  Change in unrealized
  appreciation on investments
  (Note 2)                            1,241,042      1,025,194      1,529,364

  Net transfers between funds           744,658        (71,608)      (193,791)
                                    ___________    ___________    ___________
                                      3,213,723      1,952,942      2,526,928
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees       (190,989)      (124,865)       (73,962)

  Distributions to former
  participants (Note 1)                 179,063        184,051        144,706
                                    ___________    ___________    ___________
                                        (11,926)        59,186         70,744
                                    ___________    ___________    ___________

Net increase                          3,225,649      1,893,756      2,456,184

Net assets available for benefits
  Beginning of period                 9,008,542      7,114,786      4,658,602
                                    ___________    ___________     __________
  End of period                    $ 12,234,191   $  9,008,542   $  7,114,786
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.


                                                                      (6 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         MASTER LONG-TERM SAVINGS TRUST
           ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        TWELVE MONTHS ENDED DECEMBER 31,



                                              Participant Loan Fund
                                        __________________________________
                                        1993           1992           1991
                                        ____           ____           ____

Additions:

  Loans to employees               $    733,700   $  1,072,800   $    731,600

  Investment income                     155,880        135,309         89,040
                                    ___________    ___________    ___________
                                        889,580      1,208,109        820,640
                                    ___________    ___________    ___________

Deductions:

  Loan repayments from employees        816,512        613,975        390,719

  Distributions to former
  participants (Note 1)                  22,689          3,184         18,686
                                    ___________    ___________    ___________
                                        839,201        617,159        409,405
                                    ___________    ___________    ___________

Net increase                             50,379        590,950        411,235

Net assets available for benefits
  Beginning of period                 1,771,366      1,180,416        769,181
                                    ___________    ___________     __________
  End of period                    $  1,821,745   $  1,771,366   $  1,180,416
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.













                                                                      (7 of 7)
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                         MASTER LONG-TERM SAVINGS TRUST
           ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        TWELVE MONTHS ENDED DECEMBER 31,



                                                 Total of Funds
                                        __________________________________
                                        1993           1992           1991
                                        ____           ____           ____
Additions:

  Employee contributions           $  6,406,315   $  5,451,857   $  4,703,981

  Investment income                   2,083,025      1,813,565      1,702,211

  Realized gains (losses) on sale
  of investments (Note 2)              (321,431)      (219,222)       270,476

  Change in unrealized
  appreciation on investments
  (Note 2)                            1,794,518      2,216,231      5,321,236
                                    ___________    ___________    ___________
                                      9,962,427      9,262,431     11,997,904
                                    ___________    ___________    ___________

Deductions:

  Distributions to former
  participants (Note 1)               1,971,614      1,715,376      1,388,312
                                    ___________    ___________    ___________

Net increase                          7,990,813      7,547,055     10,609,592

Net assets available for benefits
  Beginning of period                43,877,978     36,330,923     25,721,331
                                    ___________    ___________    ___________
  End of period                    $ 51,868,791   $ 43,877,978   $ 36,330,923
                                    ===========    ===========    ===========


The accompanying notes to comparative financial statements are an integral part of this schedule.










                                                                  Page 1 of 3
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                  MASTER TRUST
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 1993



SECURITY DESCRIPTION                     SHARES         COST        MARKET
____________________                 _____________  ___________  _____________

  Corporate Stock - Common
  ------------------------

  Panamerican Beverage Inc Shs A       13,000.0000 $  331,500.00 $  497,250.00

  Alliedsignal Inc                      2,600.0000    181,548.81    205,400.00

  American Express Co                   5,800.0000    195,964.51    179,075.00

  American Greetings Corp Cl A         10,000.0000    254,135.00    340,000.00

  Automotive Inds Hlds Inc             10,000.0000    286,000.00    291,250.00

  Baker Hughes Inc                      4,000.0000    111,770.00     80,000.00

  Banc One Corp                         4,125.0000    176,741.40    161,390.63

  Block H & R Inc                       5,400.0000    213,730.77    220,050.00

  Burlington Res Inc                    3,500.0000    154,508.02    148,312.50

* CIPSCO Inc                          555,083.0000 17,293,858.57 17,068,802.25

  CUC Intl Inc                          5,000.0000     99,700.00    180,000.00

  Carnival Cruise Lines Inc Cl A        5,000.0000    163,750.00    236,875.00

  Chrysler Corp                         5,300.0000    190,699.30    282,225.00

  Dean Witter Discover & Co             6,800.0000    277,580.64    235,450.00

  Dresser Inds Inc                      5,100.0000    117,228.30    105,825.00

  Enron Corp                           10,200.0000    246,610.00    295,800.00

  Federal Express Corp                    800.0000     46,889.84     56,700.00

  Federal Natl Mtg Assn                 3,100.0000    241,970.50    243,350.00

  Franklin Res Inc                      2,500.0000     87,500.00    114,687.50

  General Elec Co.                      2,300.0000    226,385.88    241,212.50

  General Instr Corp New                3,000.0000    148,246.11    169,500.00

  Goodyear Tire & Rubr Co               4,400.0000    151,132.19    201,300.00

  Great Lakes Chem Corp                 1,400.0000    105,986.74    104,475.00

  Haemonetics Corp Mass                 7,000.0000    183,312.50    194,250.00

  Halliburton Co                        3,000.0000    107,283.35     95,625.00

  Home Depot Inc.                       4,100.0000    159,701.27    161,950.00





*Party-In-Interest Transaction

                                                                  Page 2 of 3
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                   MASTER TRUST
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 1993



SECURITY DESCRIPTION                    SHARES         COST        MARKET
____________________                 _____________  ___________  ___________

  Corporate Stock - Common
  ------------------------

  Intel Corp                            3,500.0000 $  195,295.02 $  217,000.00

  Lennar Corp                           3,000.0000     88,500.00    102,375.00

  Louisiana Pac Corp                    2,000.0000     80,500.35     82,500.00

  MCI Communications Corp               5,000.0000    121,657.50    141,250.00

  MGIC Invt Corp Wis                    4,800.0000    126,910.00    140,400.00

  Magna Intl Class A                    4,800.0000    180,297.10    238,800.00

  Marriott Intl Inc                     1,500.0000     42,590.00     43,500.00

  Mattel Inc                            4,800.0000    118,836.00    132,600.00

  McDonalds Corp                        6,000.0000    293,713.70    342,000.00

  Medtronic Inc                         1,300.0000    111,290.92    106,762.50

  Microsoft Corp                        2,700.0000    216,017.23    217,687.50

  Minerais Technologies Inc             7,000.0000    152,250.00    203,000.00

  Morton Intl Inc Ind                   2,300.0000    188,573.60    215,050.00

  Motorola Inc                          2,000.0000    104,500.00    184,500.00

  Mutual Risk Mgmt Ltd                  7,500.0000    202,500.00    224,062.50

  Nationsbank Corp                      3,000.0000    158,450.75    147,000.00

  Navistar Intl Corp New                9,300.0000    229,860.39    219,712.50

  Norwest Corp                          9,000.0000    201,565.71    219,375.00

  Nucor Corp                            2,200.0000     90,566.86    116,600.00

  Pepsico Inc                           5,300.0000    209,389.85    216,637.50

  Pioneer Hi Bred Intl                  7,900.0000    213,720.05    308,100.00

  Progressive Corp Ohio                 4,400.0000    166,623.04    178,200.00

  Scherer R P Corp Del                  7,000.0000    200,461.90    264,250.00

  Schlumberger Ltd                      5,200.0000    317,278.76    307,450.00

  Sensormatic Electrs Corp              7,500.0000    163,750.00    259,687.50

  Sonat Offshore Drilling Inc           4,000.0000     88,059.40     64,000.00

  TJX Cos Inc New                       7,400.0000    214,951.86    215,525.00

  Tandy Corp                            3,400.0000    158,867.27    168,300.00

                                                                  Page 3 of 3
                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                  MASTER TRUST
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 1993


SECURITY DESCRIPTION                   SHARES           COST         MARKET
____________________                 ____________  ______________  ___________

  Corporate Stock - Common
  ------------------------

  Tele Communications Inc Cl A        1,100.0000  $   24,932.60  $   33,275.00

  Texas Instrs Inc                    2,600.0000     193,313.20     165,100.00

  Time Warner Inc                     4,800.0000     172,180.80     212,400.00

  Ual Corp                            1,100.0000     166,215.72     160,600.00

  U S Healthcare Inc                  1,800.0000     103,111.80     103,725.00

  Weyerhaeuser Co                     4,900.0000     214,392.10     218,662.50
                                                  _____________  _____________

  TOTAL CORPORATE STOCK - COMMON                  27,264,857.18  28,280,842.88


  Common/Collective Trusts
  ------------------------

  WFB Equity Index Fund              93,251.0000   9,023,812.50   9,601,582.03

  Wells Fargo Money Mkt Fund        165,719.0000     165,719.00     165,719.00

  WFB Govt/Corp Bond Index Fund      40,334.0000   4,220,326.39   4,334,816.67

* TBC Inc Pooled Employee Funds   8,476,846.6400   8,476,846.64   8,476,846.64
  Daily Liquidity Fund
                                                  _____________  _____________

  TOTAL COMMON/COLLECTIVE TRUSTS                  21,886,704.53  22,578,964.34


  Employee Loans
  --------------

  401K CIPS Employee Loans to     1,574,890.7700   1,574,890.77   1,574,890.77
  Various Participants
                                                  _____________  _____________


  TOTAL INVESTMENT                               $50,726,452.48 $52,434,697.99
                                                  =============  =============

* Party-In-Interest Transaction

                     CENTRAL ILLINOIS PUBLIC SERVICE COMPANY
                                  MASTER TRUST
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1993


                                                                                COST OF ASSETS
FUND NAME        SECURITY DESCRIPTION              PURCHASES         SALES         DISPOSED      GAIN/(LOSS)
_________        ____________________            _____________  ______________  ______________  ____________
* CIPSCO Common  5% Limit = $753,880.05
  Stock Fund
                 CIPSCO, Inc.                    $3,210,380.66   $              $              $          -
                 CIPSCO, Inc.                                       783,837.47     608,318.68    175,518.79
                 TBC, Inc. Pooled Employee Funds  3,443,491.00                                            -
                 TBC, Inc. Pooled Employee Funds                  3,433,285.00   3,433,285.00             -
                                                 _____________  ______________  _____________  ____________
                                                  6,653,871.66    4,217,122.47   4,041,603.68    175,518.79

  Bond Index     5% Limit = $164,611.70
  Fund
                 Wells Fargo Money Market Fund      753,726.00                                            -
                 Wells Fargo Money Market Fund                    1,111,948.00   1,111,948.00             -
                 WFD Govt./Corp. BD Index Fund    1,111,948.83                                            -
                 TBC, Inc. Pooled Employee Funds    860,629.00                                            -
                 TBC, Inc. Pooled Employee Funds                    878,251.00     878,251.00             -
                 Commitment to Purchase WFB
                   Comingled Fund                   616,962.72                                            -
                 Commitment to Purchase WFB
                   Comingled Fund                                   617,127.07     617,127.07             -
                                                 _____________  ______________  ______________  ___________
                                                  3,343,266.55    2,607,326.07   2,607,326.07             -

  S&P's 500      5% Limit = $374,171.65
  Equity
  Index Fund     WFB Equity Index Fund            1,372,444.72                                            -
                 WFB Money Market Fund            1,471,911.00                                            -
                 WFB Money Market Fund                            1,372,444.00   1,372,444.00             -
                 TBC, Inc. Pooled Employee Funds  1,703,724.00                                            -
                 TBC, Inc. Pooled Employee Funds                  1,714,188.00   1,714,188.00             -
                 Commitment to Purchase WFB
                   Comingled Fund                 1,149,617.49                                            -
                 Commitment to Purchase WFB
                   Comingled Fund                                 1,149,712.15   1,149,712.15             -
                                                 _____________  ______________  _____________  ____________
                                                  5,697,697.21    4,236,344.15   4,236,344.15             -

* Money Market   5% Limit = $373,468.20
  Fund
                 TBC, Inc. Pooled Employee Funds  1,350,043.00                                            -
                 TBC, Inc. Pooled Employee Funds                  2,086,769.00   2,086,769.00             -
                                                 _____________  ______________  _____________  ____________
                                                  1,350,043.00    2,086,769.00   2,086,769.00             -

  Growth Equity  5% Limit = $451,236.60
  Fund
                 Avon Prods. Inc.                   250,326.00                                            -
                 Avon Prods. Inc.                                   213,588.83     250,326.00    (36,737.17)
                 TBC, Inc. Pooled Employee Funds  7,121,613.00                                            -
                 TBC, Inc. Pooled Employee Funds                  6,554,580.00   6,554,580.00             -
                                                 _____________  ______________  _____________  ____________
                                                  7,371,939.00    6,768,168.83   6,804,906.00    (36,737.17)

  Loan Fund      5% Limit = $72,650.15
                 Loans to Various Participants                      634,678.21     634,678.21             -
                                                 _____________  ______________  _____________  ____________
                                                                    634,678.21     634,678.21             -


* Party-In-Interest Transaction



                                    SIGNATURE
                                    ---------



          Pursuant to the requirements of the Securities Exchange Act of 1934,

the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.



                                   CENTRAL ILLINOIS PUBLIC SERVICE
                                               COMPANY
                                   EMPLOYEE LONG-TERM SAVINGS PLAN,
                                   EMPLOYEE LONG-TERM SAVINGS PLAN
                                        - IUOE NO. 148 AND
                                   EMPLOYEE LONG-TERM SAVINGS PLAN,
                                        - IBEW NO. 702



                         By    /s/ C. D. Nelson
                           __________________________________________
                                   C. D. Nelson
                                   Chairman of the Employee Long-Term
                                   Savings Plan Committee, Employee
                                   Long-Term Savings Plan - IUOE
                                   No. 148 Committee and Employee
                                   Long-Term Savings Plan - IBEW
                                   No. 702 Committee



June 23, 1994

















                                                       Exhibit I







                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    -----------------------------------------



As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into Central Illinois Public Service

Company's previously filed Registration Statements File Nos. 33-29384, 33-

31475, 33-59674 and 33-50349 and CIPSCO Incorporated's previously filed

Registration Statement File No. 33-32936.



                                   ARTHUR ANDERSEN & CO.

Chicago, Illinois,

June 23, 1994
























